IVANHOE
ENERGY

Ivanhoe Energy Inc.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, BC Canada V6C 3E1
Tel (604) 688-8323 Fax (604) 682-6728

September 12, 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Ivanhoe Energy Inc.
10-K for the year ended December 31, 2006
File No. 000-30586

Attention: Mr. Karl Hiller
Branch Chief

Dear Sirs/Mesdames;

We refer to the comment letter dated August 17, 2007 from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") concerning the Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K") filed by Ivanhoe Energy Inc. (the "Company" or "Ivanhoe").

The responses to the Staff's comments are provided below in the order in which the comments were set out in the August 17, 2007 letter and are numbered correspondingly. The Staff's comments, indicated by bold, are followed by responses of Ivanhoe. Page references below are to the 2006 Form 10-K as submitted in electronic form on EDGAR. Except as otherwise specifically indicated all references in this letter to "$" are to U.S. dollars.

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis
Financial Results – Year to Year Change in Net Loss, page 21

1. **We note you present under a general heading of "Cash Items" a non-GAAP measure that is labeled with the GAAP term "Total net operating revenues," which appears to include both cash and non cash operating items, since you are not adjusting for changes in the working capital accounts, and is reduced by some costs of sales. There is similar concern with respect to your "Total Cash Variances" non-GAAP measure. Please re-label your non-GAAP measures using terms that are more descriptive of their**

nature, explain why you believe such non-GAAP measures are useful to readers, and reconcile them to the most directly comparable GAAP measures, which would appear to be gross margin and cash flow from operations, respectively.

We included this tabular information as we believed it would provide a meaningful summary of our year-over-year operating results, in keeping with the Commission's December 2003 interpretive guidance regarding MD&A that requested companies to consider, amongst other items, meaningful tabular presentations and an executive overview discussion. This tabular disclosure is intended to show relevant information with respect to variances between the periods to help the reader better understand the follow-on discussion in MD&A. We respectfully advise the Staff that we were not attempting to disclose a non-GAAP measure in the table, however to address the Staff's concern we will remove "Total net operating revenue", "Total Cash Variances" and "Total Non-Cash Variances" subtotals from the table in future filings.

Critical Accounting Principles and Estimates, page 31

2. **We note you disclose on page 32 that independent qualified reserves evaluators prepare reserve estimates for each of your properties at least annually and issue a report thereon. Please confirm that you have obtained permission from the evaluators to make reference to their work in the filing, and expand your disclosure to identify these experts.**

We confirm that we have obtained the consent from both evaluator firms and the consents were filed as Exhibits 23.1 and 23.2 to the Form 10-K. We respectfully submit that the names of the firms are disclosed in two other places in our 2006 Form 10-K in Items 1 and 2 Business and Properties in the last paragraph of Page 10 and also in Item 19 Supplementary Disclosures About Oil and Gas Production Activities in the first paragraph of Page 74.

Financial Statements
Consolidated Statements of Cash Flow, page 44

3. **Tell us the nature of the changes in working capital items, as disclosed on page 63, which you characterize as non cash investing activities on page 44. Since you do not present these as U.S. GAAP reconciling items on page 70, it should be clear that these are actual cash receipts and expenditures, to comply with paragraphs 16 and 17 of SFAS 95.**

In response to the Staff's comment, we have not included a U.S. GAAP reconciling item for the reasons noted below. By way of background, our oil and gas business is capital intensive and significant portions of the non-cash working capital are capital transactions and therefore classified within cash flows from investing activities. The practice of breaking out the changes in non-cash working capital between, in our case, the operating and investing sections of the statements of cash flows is to show readers of our financial statements the source of items such as accounts receivable and accounts payable. As these accounts are collected or the accounts payable get settled with cash payments, their reversal will be presented partially within the Investing Activities section of the statements of cash flows if they relate to capital expenditures. This presentation is derived from our interpretation of paragraphs 12 and 13 of Canadian Institute of Chartered Accountants Handbook Section1540 which state (emphasis added):

.12 " The cash flow statement should report cash flows during the period classified by operating, investing and financing activities.

.13 An enterprise presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business. Classification by activity provides information that allows users to assess the impact of those activities on the financial position of the enterprise and the amount of its cash and cash equivalents. This information may also be used to evaluate the relationships among those activities.

Our presentation is also derived from our interpretation of paragraph 29 of Statement of Financial Accounting Standard No. 95 which states, in part (emphasis added):

"...and in payables pertaining to operating activities, shall be separately reported... Enterprises are encouraged to provide further breakdowns of these categories that they consider meaningful".

We believe our presentation to be appropriate and in accordance with GAAP.

Note 19 – Additional Disclosures Required under U.S. GAAP, page 64

Oil and Gas Properties and Investments, page 70

4. **Please expand your disclosure on page 67 to discuss how you handle the costs of properties not being amortized, unproved properties included in costs being amortized, and the related income tax effects in conducting your ceiling test for U.S. GAAP purposes, following the guidance in Rule 4-10(c)(4) of Regulation S-X.**

We respectfully advise the Staff that in Note 2 under the sub-heading "Impairment of Proved Oil and gas Properties" we do disclose that the carrying value of a cost center is compared to the undiscounted future net cash flows of the proved reserves plus the cost of unproved properties that have been excluded from the depletion calculation. The treatment of unproved properties was not disclosed in the U.S GAAP reconciliation footnote as there was no amount associated with a GAAP difference to take into account. The Company did not have any costs of unproved properties included in its costs being amortized and as a result, there were no income tax effects related to costs not being amortized. As a result, we did not include any disclosure related to these items.

In response the Staff's comment, we will revise our U.S. GAAP reconciliation footnote in future filings as follows:

"In the ceiling test evaluation for U.S. GAAP purposes, the Company limits, on a country-by-country basis, the capitalized costs of oil and gas properties, net of accumulated DD&A and deferred income taxes, to the estimated future net cash flows from proved oil and gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties included in the costs being amortized. If capitalized costs exceed this limit, the excess is charged as a provision for impairment."

We believe the above disclosure is responsive to the Staff request for expanded disclosure and we will include this disclosure in future filings.

5. **Please expand your disclosures to discuss the current status of your significant unproved oil and gas properties or projects for which costs are excluded from amortization, and your anticipated timing of inclusion of such costs in your amortization computation, as required under Rule 4-10(c)(7) of Regulation S-X. Please note that this is a re-issuance of a prior comment, with which you had agreed to comply on April 18, 2005.**

We note that in response to Staff's comment on our 2004 Form 10-K, the Company did disclose the required information on Page 71 of our 2005 Form 10-K. We also note that the unproved properties discussed in the 2006 Form 10-K are substantially unchanged from those reported and discussed in our 2005 Form 10-K. This similar discussion of the current status of our unproved properties was inadvertently omitted in drafting our 2006 Form 10-K. The wording that should have been included is as follows:

> "The Company farmed-out a second well for the North Yowlumne property in 2007 and received a prospect fee of $1 million which will reduce the Company's investment in this prospect. The Company plans on drilling multiple wells in the Knights Landing property in 2007. Final evaluation of the Zitong block prospect will be conducted during 2007 with the completion of drilling and testing of the second exploration well in process. The Company expects to complete significant or full evaluations of the aforementioned properties in 2007 at which time their costs will be included in the depletion and ceiling test calculations, as appropriate."

We will ensure these disclosures are included in future filings.

Controls and Procedures, page 77

6. **Please disclose any changes in your internal controls over financial reporting, following the guidance in Item 308 of Regulation S-K.**

This omission was inadvertent and we should have reported that "there were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." We will ensure these disclosures are included in future filings.

<u>Engineering Comments</u>

General

7. **Pursuant to Rule 418(a) of Regulation C, please provide us with a copy of your reserve report as of December 31, 2006. If possible, please submit the report in electronic format, such as CD-ROM. For each well having reserves classified as proved producing, also provide a graph of the production over time, with forecasted oil and gas production also depicted on the graph. If you would like this information returned to you at the close of our review, please submit your request and follow the guidance in Rule 418(b).**

We enclose a CD-ROM version of our reserve reports as prepared by our independent reserve evaluators. Because of the year-over-year consistency of our two main producing properties, the evaluators limit their reserve reporting to a field-by-field basis and do not report individual well information as part of their annual review. We also advise that we do not require this information returned to us at the close of your review.

Oil and Gas Properties, page 7

8. You discuss a number of principal oil and gas properties. However, you have not included all the disclosures required under Instruction 3 to Item 102 of Regulation S-K. Please revise your document to include details about production, reserves, nature of your interest, development and location for each principal property.

The Company only has three principal producing properties as identified in Items 1 and 2 Business and Properties being the South Midway and the Spraberry projects discussed on Page 7 and the Dagang oilfield discussed on Page 8. More than 97 percent of the reserve quantities and values disclosed on Page 11 are derived from these three fields. The production volumes disclosed on Page 22 and the reserve continuity described on Pages 74 and 75 are contained in or from these three properties, and as a result, we have omitted further discussion of several non-material properties in the United States. To the extent that these non-material properties become material in the future, we will include the disclosures outlined in Item 102 of Regulation S-K for those properties. In China, we have one principal exploration property, the Zitong block, and it is described on Page 9.

Supplementary Disclosures About Oil and Gas Production Activities (Unaudited), page 73

9. We note the negative oil reserve revision for your properties in China in 2005. Please tell us the reasons for this revision. Given the significance of the change, tell us why you believe you were correct to originally classify this amount as proved reserves under Rule 4-10(a) of Regulation S-X. If your are able to show that your earlier reporting of these reserves was appropriate, you will need to disclose your explanations for the significant reserve changes to comply with paragraph 11 of SFAS 69.

Our December 31, 2004 reserves as confirmed by our independent reserve evaluators were based on four blocks in our project that had a significant number of wells drilled and corresponding log data. In 2005, as a result of a detailed review of test results in the most northerly blocks of the Dagang field, we confirmed the presence of significant faulting and poor reservoir continuity, eliminating the potential for economic development in those blocks. As a result of poor well performance and less than economic production from many of our new wells drilled elsewhere in the project, by the end of 2005 we had curtailed our drilling activity. As a result, we had only drilled a total of 39 development wells as compared to a planned 115 well program which resulted in a corresponding drop in reserves assigned to the project by our independent reserve evaluators. On Page 11 of our 2005 Form 10-K, we provided information regarding our drilling and development activities on our Dagang field and the drop in our China reserves during that year. At the end of 2005, we suspended any new drilling to allow for detailed evaluation of well productivity and production decline performance and have only in 2007 commenced a limited, five well drilling program. We will ensure that a footnote is added to the reserve continuity tables in future filings to describe this and any future reductions in reserves.

In connection with the foregoing, the Company represents and acknowledges that:

- The company is responsible for the adequacy and accuracy of the disclosure in its 2006 10-K;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2006 10-K; and
- The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer any further questions you may have and to provide whatever additional information you may request. I can be reached at (604) 331-9817 and by fax (604) 688-7168.

Yours truly,

W. G. Lancaster
Chief Financial Officer

Cc: (without enclosures) Ms. Lily Dang
Mr. James Murphy